UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   AUGUST 17, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                          American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                         NEWS RELEASE - AUGUST 17, 2005


              IMA FINALIZES $7.5 MILLION CDN. BOUGHT DEAL FINANCING

IMA EXPLORATION INC. has entered into an agreement with a syndicate of underwriters who have agreed to purchase, on a bought-deal private placement basis, 2,500,000 units of the Company at a purchase price of $3.00 Cdn. per unit, for total proceeds of $7.5 million Cdn. Each unit will consist of one common share and one half common share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of 4 years at $3.45 Cdn. per share. The underwriters will be paid a commission of 6% cash and 7% underwriter's warrants. The underwriter's warrants will be exercisable at a price of $3.25 Cdn. per warrant, for a period of twenty four months.

Additionally, a $2.5 million Cdn. over allotment option is exercisable by the underwriters at any time prior to the closing of the offering. If the over allotment option is exercised, IMA Exploration Inc. will issue a total of 3,333,340 units, each unit consisting of one common share and one half warrant to acquire common stock.

The proceeds from this financing will be used for general working capital and for further exploration and development of the Company's property portfolio. The Company has over 10 years experience in Argentina and is focused on the environmentally and socially responsible exploration and development of its 100% owned Navidad silver discovery.

The securities have not been registered under the UNITED STATES SECURITIES ACT OF 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This disclosure does not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD

/s/ JOSEPH GROSSO
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Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.